SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 2)

GLOBAL LIGHT TELECOMMUNICATIONS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

37934X100

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling

1330 Avenue of the Americas

New York, New York 10019

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on the following pages)

CUSIP No. 37934X100

1.	Name of Reporting Person Steven A. Van Dyke I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of funds PF,O

5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,924,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,924,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6%

14.	Type of Reporting Person IN

CUSIP No. 37934X100

1.	Name of Reporting Person Douglas P. Teitelbaum I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of funds O

5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 3,924,000 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 3,924,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6%

14.	Type of Reporting Person IN

CUSIP No. 37934X100

1.	Name of Reporting Person John D. Stout I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of funds PF, O

5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,924,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,924,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6%

14.	Type of Reporting Person IN

CUSIP No. 37934X100

1.	Name of Reporting Person Bay Harbour Management L.C. I.R.S. Identification No. of Above Person 59-2924229.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of funds O

5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 3,924,000 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 3,924,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,924,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6%

14.	Type of Reporting Person CO

CUSIP No. 37934X100

This Amendment No. 2 amends the Statement on Schedule 13D, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2002, by Bay Harbour Management, L.C. (“Bay Harbour”), Steven A. Van Dyke (“Van Dyke”), Douglas P. Teitelbaum (“Teitelbaum”) and John D. Stout (“Stout”).

Item 5. Interest in Securities of the Issuer.

Item 5(a)(b) & (d) are hereby amended in its entirety to read as follows:

(a) As of the Filing Date, (i) Steven A. Van Dyke beneficially owns 3,924,000 shares of the Common Stock, which represent approximately 12.6% of the Common Stock outstanding, (ii) Douglas P. Teitelbaum beneficially owns 3,924,000 shares of the Common Stock, which represent approximately 12.6% of the Common Stock outstanding, (iii) John D. Stout beneficially owns 3,924,000 shares of the Common Stock, which represent approximately 12.6% of the Common Stock outstanding and (iv) Bay Harbour beneficially owns 3,924,000 shares of the Common Stock, which represent approximately 12.6% of the Common Stock outstanding. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Van Dyke, Teitelbaum and Stout are deemed to beneficially own all shares of the Common Stock that are beneficially owned by Bay Harbour.

(b) Each Reporting Person has (i) the shared power to vote or direct the vote of the 3,924,000 shares of Common Stock held by Bay Harbour; and (ii) the shared power to dispose of or to direct the disposition of such 3,924,000 shares of the Common Stock.

CUSIP No. 37934X100

(d) The 3,924,000 shares of the Common Stock held by Bay Harbour reported in this Statement are beneficially owned by Van Dyke, Teitelbaum, Stout and Bay Harbour for the benefit of certain investment partnerships and managed accounts over which Van Dyke, Teitelbaum, Stout and Bay Harbour control the power to (i) direct the voting of such shares of the Common Stock and (ii) dispose of such shares of the Common Stock. The limited partners of the investment partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. No such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of the Common Stock reported in this Schedule 13D representing more than five percent of the outstanding Common Stock.

CUSIP No. 37934X100

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2004

By:	/S/ STEVEN A. VAN DYKE
Steven A. Van Dyke

By:	/S/ DOUGLAS P. TEITELBAUM
Douglas P. Teitelbaum

By:	/S/ JOHN D. STOUT
John D. Stout

BAY HARBOUR MANAGEMENT L.C.

By:	/S/ STEVEN A. VAN DYKE
Steven A. Van Dyke
President